[Letterhead Savannah Bancorp]

August 4, 2009

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          The Savannah Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 8-K furnished April 22, 2009
File No. 000-18560

Dear Mr. Windsor:

We are responding to your comment letter dated July 14, 2009.  We are responding by re-stating each of your comments and providing our response immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2008
Exhibit 13 - 2008 Annual Report to Shareholders
Critical Accounting Estimates, page F-34

1.
We note your disclosure regarding the increase in non-performing loans.  Further, we note the increase is primarily attributable to residential, construction and commercial loans made in or related to the Bluffton/HHI market.  Given the significant increase during 2008 (approximately $13 million), please tell us and revise your future filings to provide the following additional information regarding these loans:

•	Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and
•	If a few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:

o	General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.)
o	The type of collateral securing the loan;
o	The amount of total credit exposure outstanding;
o	The amount of the allowance allocated to the credit relationship; and
o	Provide additional information supporting the allowance for loan loss for each credit.

Provide us with this information as of December 31, 2008, March 31, 2009 and June 30, 2009.

RESPONSE:  As of December 31, 2008 our nonperforming loans totaled $27.6 million.  Of that total, $5.1 million was attributable to one relationship consisting of eleven loans to a residential homebuilder in the Bluffton/HHI market.  The collateral is primarily residential lots and completed or nearly completed 1-4 family properties.  At December 31, 2008 $680,000 of the allowance was allocated to this credit relationship.  The Company also had a single loan for $4.0 million to an individual in the Bluffton/ HHI market for a primary residence.  As disclosed in the 2009 first quarter 10-Q, the Company recovered the full principal and interest due on this loan.

As of March 31, 2009 nonperforming loans were $24.2 million.  $4.9 million thereof was attributable to the same residential homebuilder relationship discussed above at December 31, 2008.  $826,000 of the allowance was allocated to this relationship.  During the first quarter, the Company obtained current appraisals on substantially all collateral in this relationship.  The only other loan that was more than 10% of total nonperforming loans at March 31, 2009 was a $2.5 million loan to an individual in the Bluffton/HHI market for a primary residence.  The Company charged down $100,000 of the loan balance in a prior quarter and did not have any specific allowance allocated to this relationship.

As of June 30, 2009 nonperforming loans totaled $27.4 million.  $3.0 million was attributable to the same residential homebuilder relationship discussed above.  During the second quarter one property was sold and the Company wrote down the remaining loans by $767,000.  $171,000 of the allowance was allocated to this relationship.  The Company had one other large relationship consisting of four loans for $6.3 million to a residential developer in the Bluffton/HHI market.  This relationship was performing until the second quarter 2009.  The loans are secured by residential land and lots.  $916,000 of the allowance was allocated to this relationship as a general reserve.

Future filings will provide the same additional information on larger nonperforming loans.

2.
We note your disclosure regarding the increase in nonaccrual loans.  Please revise your future filings to comprehensively bridge the gap between the significant increase in your nonaccrual loans with the modest decrease in your allowance for loan losses as a percentage of total loans (1.54% at December 31, 2008 vs. 1.59% at December 31, 2007).  For example, discuss in general the relationship between these loans and the allowance for loan losses and link this information to the decrease in your allowance for loan losses.  Discuss in detail the nature of the nonaccrual loans and extent to which these loans are collateralized.  Consider disclosing, in a tabular format, total nonaccrual loans by loan category and revising your discussion as appropriate.

Provide us with this information as of December 31, 2008, March 31, 2009 and June 30, 2009.

RESPONSE:  In the fourth quarter 2007, the Company recorded a provision for loan losses of $3.1 million in anticipation of higher charge-offs in 2008.  As disclosed in the 2007 10-K, actual charge-offs in 2007 were low compared to the provision because many loans had not yet made it through the foreclosure/work out process.  Through 2008, the allowance trended downward as the Company recorded the additional charge-offs.  Because management writes down loans when it determines they are impaired, management believes the Company's nonperforming loans have been written down to their estimated net realizable value.  In addition, less than $150,000 of unsecured loans were included in the nonperforming totals at December 31, 2008.  The remaining nonperforming loans were collateralized primarily by real estate, as well as by equipment or personal property.  The majority of the residential loans are lots, construction loans or 1-4 family residential properties.

A breakdown of the nonperforming loans for certain periods is contained below.

($ in thousands)	12/31/08	3/31/09	6/30/09
Commercial	$ 394	$ 284	$ 135
Real estate-construction & dev	10,901	8,093	12,703
Real estate-mortgage	16,193	15,739	14,481
Consumer	115	76	60
Total nonperforming loans	$ 27,603	$ 24,192	$ 27,379

Item 11. Executive Compensation

General

3.
We note that you do not include a Grants of Plan-Based Awards table.  However, we note that certain grants of non-equity incentive awards were made in the last completed fiscal year.  Therefore, you must provide the information required by Item 402(d) of Regulation S-K.  Please provide the staff with proposed revised disclosure that includes a Grants of Plan-Based Awards table and confirm that future filings will be revised accordingly.

RESPONSE:  We have included the Company's 2008 Grants of Plan-Based Awards table, as set forth below.  We confirm that future filings will be revised accordingly.

GRANTS OF PLAN-BASED AWARDS (2008)
Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)
John C. Helmken II	01/30/2009	0	62,500	125,000	0	0	0	0	N/A	N/A	N/A
Robert B. Briscoe (1)	01/30/2009	0	20,250	40,500	0	0	0	0	N/A	N/A	N/A
Michael W. Harden, Jr. (2)	01/30/2009	0	9,750	19,500	0	0	0	0	N/A	N/A	N/A
R. Stephen Stramm	01/30/2009	0	26,250	52,500	0	0	0	0	N/A	N/A	N/A
E. James Burnsed	01/30/2009	0	19,500	39,000	0	0	0	0	N/A	N/A	N/A
Jerry O'Dell Keith	01/30/2009	0	24,750	49,500	0	0	0	0	N/A	N/A	N/A

(1)                 Robert B. Briscoe resigned as Chief Financial Officer effective May 31, 2008.

(2)                 Michael W. Harden, Jr. became Chief Financial Officer effective November 18, 2008.

Narrative Explanation to Grants of Plan Based Awards Table
The amounts set forth in columns (c), (d) and (e) report the threshold, target and maximum possible bonus opportunities that were available for each Named Executive Officer by grants under the Company's Cash Incentive Plan for 2008.    The material terms of the Cash Incentive Plan and the formula employed in its administration for 2008 are discussed in the Compensation Discussion and Analysis, under the segment entitled "Cash Incentive Compensation."

General Compensation Policies, page 15 of Definitive Proxy Statement on Schedule 14A

4.
It appears that the company benchmarks certain elements of compensation to its peers.  Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group.  In addition, please describe how the compensation committee used comparative compensation information in determining compensation ranges for each of the compensation components.  Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation and if so, state the reasons for such deviation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance Disclosure Interpretation 118.05.  Please confirm that future filings will be revised accordingly.

RESPONSE:  In determining the compensation of its named executives, the compensation committee does not review compensation information of any other company or peer group.  Page 15 of the Proxy Statement states that the compensation committee considers "compensation paid to executives of financial institutions and other public compensation similar in size and character to the Company".  However, this is a subjective consideration and is not based on specific peer compensation numbers accumulated either by the committee, management or any third party.  To the extent that the Company benchmarks compensation in the future, we confirm that future filings will be revised accordingly.

Cash Incentive Compensation, page 16 of Definitive Proxy Statement on Schedule 14A

5.
It appears that you utilize performance targets in determining incentive compensation for your named executive officers.  Disclose to the staff the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year and confirm that future filings will be revised accordingly.  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

RESPONSE:  In 2008, Mr. Helmken's performance targets were based upon the Company's consolidated increase in earnings per share, the Company's consolidated return on equity and the Company's consolidated overhead efficiency ratio.  Mr. Harden's performance targets were based upon the Company's consolidated return on equity, the Company's consolidated overhead efficiency ratio and the improvement in earnings (loss) of Harbourside Community Bank, as well as upon certain individual objectives.  Mr. Stramm's performance targets were based upon the Company's consolidated return on equity, increases in the loan portfolio of The Savannah Bank as of December 31, 2008 and the improvement in earnings of The Savannah Bank, as well as upon certain individual objectives.  Mr. Burnsed's and Mr. Keith's performance targets were based upon the Company's consolidated return on equity, Bryan Bank & Trust's consolidated overhead efficiency ratio, Bryan Bank & Trust's average core deposits, increases in the loan portfolio of Bryan Bank & Trust as of December 31, 2008 and the improvement in earnings of Bryan Bank & Trust, as well as upon certain individual objectives. Mr. Briscoe's performance targets were based upon the Company's consolidated return on equity and the Company's consolidated overhead efficiency ratio, as well as upon certain individual objectives.

We confirm that future filings will be revised accordingly.

Summary Compensation Table, page 18 of Definitive Proxy Statement on Schedule 14A

6.
We note that the Summary Compensation Table covers only the registrant's last two completed fiscal years.  Please advise the staff as to how it was determined that the registrant is not required to provide compensation information for each of the last three fiscal years.  Refer to Item 402(c) of Regulation S-K.  If it is determined that the registrant is required to provide compensation disclosure for each of the last three fiscal years, please provide the staff with the proposed revised disclosure and confirm that future filings will be revised accordingly.

RESPONSE:  The Company incorrectly completed the summary compensation table as a “small company filer”.  Below is the revised information.  We confirm that the Company will provide the disclosure for the previous three fiscal years in future filings.

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned by the Chief Executive Officer, President, Chief Financial Officer and the other most highly paid executive officers who served in such capacity as of December 31, 2008.  The table provides compensation amounts for services rendered in all capacities for the 2008 fiscal year.  The individuals listed in the table below are referred to in this Proxy Statement as the “Named Executive Officers.”

Name and Principal Position	Year	Salary	Option Awards	Non- Equity Incentive Plan Compensation (3)	All Other Compen- sation (4)	Total
John C. Helmken II President & CEO	2008 2007 2006	$ 250,000 250,000 175,000	$ - - -	$ - 10,000 40,275	$ 21,584 15,978 15,818	$ 271,584 275,978 231,093
Robert B. Briscoe CFO (1)	2008 2007 2006	67,500 135,000 125,000	- - -	- 14,400 20,909	7,721 10,457 8,945	75,221 159,857 154,854
Michael W. Harden, Jr. CFO (2)	2008	110,708	-	2,438	5,314	118,460
R. Stephen Stramm EVP- Lending	2008 2007 2006	175,000 157,500 150,000	- - -	6,563 17,000 26,548	12,936 13,815 12,663	194,499 188,315 189,211
E. James Burnsed Vice Chairman	2008 2007 2006	130,000 130,000 125,000	- - -	20,320 7,582 24,158	13,600 14,322 11,351	163,920 151,904 160,509
Jerry O’Dell Keith Vice President (6)	2008 2007	165,000 145,000	- 21,419	25,425 12,874	11,040 9,665	201,465 188,958
G. Mike Odom, Jr. Former CEO (7)	2006	175,000	-	20,275	11,618	206,893

(1)	Robert B. Briscoe resigned as Chief Financial Officer effective May 31, 2008.

(2)	Michael W. Harden, Jr. became Chief Financial Officer effective November 18, 2008. Salary information for 2007 and 2006 is not provided because he was not a Named Executive Officer.

(3)
Each Named Executive Officer has a performance matrix established by the Board containing Company-wide and subsidiary bank goals, as well as individual objectives for certain officers, for the year that form a basis for calculation of performance compensation under the Company’s Cash Incentive Plan.  While not all Named Executive Officers have the same goals, Company-wide goals include an increase in earnings per share, Return on Equity and Overhead Efficiency Ratio; subsidiary bank goals include core earnings, loan portfolio size and deposit balances.  Each Named Executive Officer may also have individual project completion objectives.  Actual results are compared to the predetermined goals and weighting factors to compute the incentive compensation for each particular goal or objective.  Mr. Helmken could earn up to 50% of his base salary in incentive compensation while Messrs. Stramm, Burnsed and Keith could earn up to 30%.  Mr. Harden could earn up to 20%.  The Board may also approve adjustments to the annual incentive payout.  Cash payments for incentive compensation are typically made within 45 days of fiscal year end.

(4)	Other compensation includes amounts contributed to the Employee Savings and Profit Sharing Plan by the Company, group term life insurance and social club dues.

(5)	Named Executive Officers receive no additional compensation for serving as a director.

(6)	Mr. Keith was not a Named Executive Officer in 2006.

(7)	Mr. Odom resigned as Chief Executive Officer and as a Director of the Company effective November 30, 2006.

Exhibits

7.
It appears that certain agreements required to be filed by Item 601(b)(10)(iii)(A) of Regulation S-K have not been filed.  For example, we note that the change-in-control agreements, of which the named executive officers are participants, have not been filed.  We also note that the 2008 cash incentive plan has not been filed. Please advise the staff how you determine that these documents did not need to be filed as material contracts or file the documents and any others that are required to be filed by Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE:  We will shortly file change-in-control agreements with the three named executives who have such agreements.  The 2008 cash incentive plans for the Company and its subsidiaries are not contained in any formal written document.  Therefore, pursuant to Item 601(b)(10)iii)(A) of Regulation S-K, we are providing a written description of the cash incentive plans as follows:

2008 Cash Incentive Plans.  The Company and the subsidiary banks have incentive compensation plans which are not in written form.  Under these plans, the Named Executive Officers can earn performance compensation if the Company achieves certain specified earnings, growth and expense control objectives as set forth by the Board.  Each Named Executive Officer has a performance matrix approved by the Board containing Company-wide and subsidiary bank goals as well as individual objectives for certain officers for the year that form a basis for the calculation of performance compensation under the Company's cash incentive plan.  While not all Named Executive Officers have the same goals, Company-wide goals may include increases in earnings per share, Return on Equity and Overhead Efficiency Ratio; subsidiary bank goals may include the subsidiary bank's core earnings, loan portfolio size and loan portfolio yield.  Each Named Executive Officer may also have individual project completion objectives.  Actual results were measured against predetermined control and weighting factors to compute the incentive compensation for each particular goal or objective.  Under the plans, Mr. Helmken could make up to 50% of his base salary in incentive compensation while Messrs. Stramm, Burnsed and Keith could earn up to 30%.  Mr. Harden could earn up to 20%.  During 2008, Bryan Bank & Trust hit many of its performance targets, while the performance of the Company and other subsidiary banks fell short of the approved targets on many factors.  The Board may also approve adjustments to the annual incentive payout.  Cash payments for incentive compensation will typically be made within 45 days of fiscal year end.  On January 30, 2009, Mr. Burnsed was awarded $20,320 in incentive compensation under Bryan Bank & Trust's 2008 cash incentive plan.  Mr. Keith was awarded $24,425 under Bryan Bank & Trust's 2008 cash incentive plan.  Mr. Stramm was awarded $6,563 under the Savannah Bank's 2008 cash incentive plan.  Mr. Harden was awarded $2,438 under the Company's 2008 cash incentive plan.  Mr. Helmken received no awards for 2008 under any of the cash incentive plans.  As Mr. Briscoe resigned as Chief Financial Officer effective May 31, 2008, he received no awards for 2008 under any of the cash incentive plans.  Additional information on cash incentive compensation is provided in the Summary Compensation table on Page 18 of the 2008 Proxy Statement.

8.
Where you elect to incorporate by reference exhibits required to be filed with annual, current or periodic reports, an express statement that the specified matter is incorporated by reference must be made.  Refer to Exchange Act Rule 12b-23.  Please revise and confirm that future filings will be revised accordingly.  In addition, where you incorporate by reference a document that has been on file with the Commission for more than five years, other than documents contained in registration statements, the document must be specifically identified by physical location by SEC file number reference.  Refer to Item 10(d) of Regulation S-K.  Please revise and confirm that future filings will be revised accordingly.

RESPONSE: The SEC file number references for the documents that that have been on file for more than five years are as follows:

Exhibit		SEC File
Number	Description	Number Reference
3.1	Articles of Incorporation	33-33405
3.2	By-laws as amended	33-33405
10.1	Lease for Bank site at 25 Bull Street and Assumption of Lease	33-33405
10.5	Form of Organizers' Stock Option Agreement	33-33405
10.6	Lease for Mall Boulevard Office dated February 14, 1992	0-18560
10.7	The Savannah Bancorp, Inc. Incentive Stock Option Plan	0-18560
approved by shareholders on April 18, 1995
10.8	Amendment to The Savannah Bancorp, Inc. Incentive Stock Option	0-18560
Plan approved by shareholders on April 16, 1996

We confirm that future filings will be revised accordingly.

Form 8-K furnished April 22, 2009

9.
We note that the company's earnings releases have been furnished under Item 7.01 of Form 8-K, including the release furnished on April 22, 2009.  Please advise the staff as to why earnings releases have been furnished under Item 7.01 rather than Item 2.02 of Form 8-K.

RESPONSE: The Company inadvertently filed the earnings releases under Item 7.01. All future filings, beginning with the second quarter earnings release, will be filed under Item 2.02.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us whether this letter responds appropriately to your comments and whether you have further comments.

Yours very truly,

/s/ John C. Helmken II

John C. Helmken II, President
and Chief Executive Officer
The Savannah Bancorp, Inc.